SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: November 11, 2025

List of Materials

Documents attached hereto:

Notice Regarding the Establishment of a Facility for the Repurchase of Shares of Common Stock (Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)

November 11, 2025

Sony Group Corporation

Notice Regarding the Establishment of a Facility for the Repurchase of Shares of Common Stock

(Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)

Sony Group Corporation (“Sony”) approved, at the meeting of its Board of Directors held today, the establishment of a facility for the repurchase of shares of its own common stock pursuant to Article 459, Paragraph 1 of the Companies Act of Japan and Article 34 of Sony’s Articles of Incorporation, as follows.

1. Reason for Establishing the Facility for the Repurchase of Shares

The following facility has been established for the purpose of enabling Sony to flexibly repurchase its own shares in consideration of factors such as opportunities for strategic investment, Sony’s financial condition and the price of its common stock as part of improving capital efficiency and implementing capital policy according to the business environment.

In addition, Sony has introduced restricted stock, restricted stock units and stock options as stock compensation plans, and Sony plans to curb dilution of its shares by repurchasing shares to offset the securities to be delivered in connection with the stock compensation plans.

2. Facility for the Repurchase of Shares

(1)	Class of shares for repurchase	Common stock of Sony
(2)	Total number of shares for repurchase	35 million shares (maximum) (0.59% of total number of shares issued and outstanding (excluding treasury stock))
(3)	Total purchase amount for repurchase of shares	100 billion yen (maximum)
(4)	Period of repurchase	November 12, 2025 to May 14, 2026
(5)	Method of repurchase	Expected open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract

Depending on investment opportunities, market environment and other factors, it is possible that no share repurchase, or a share repurchase of only a portion of the above, will be carried out.

(For reference) Status of treasury stock as of October 31, 2025

Total number of shares issued and outstanding (excluding treasury stock)	5,965,849,905 shares
Number of treasury stock	183,960,740 shares

End of document